Filed by Zimmer Holdings, Inc.
Commission File No. 001-16407
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse AG
Commission File No. 001-14654

On June 19, 2003 the following materials were published.

Public Exchange and Cash Offer

of

Zimmer Holdings, Inc., Wilmington, Delaware, U.S.A.

for all outstanding bearer shares

of InCentive Capital AG, Zug, Switzerland

having a nominal value of CHF 20.00 per share

(the “Offer”)

1. Introduction

1.1 Reasons for Our Offer

1.1.1 Parallel Centerpulse Offer

The purpose for this Offer is to facilitate Zimmer’s acquisition of Centerpulse. InCentive currently holds a beneficial interest of approximately 18.9% in the outstanding Centerpulse Shares. This Offer is to be understood and is made in connection with the Centerpulse Offer. As a result, the terms of the Offers are substantially the same: The consideration for each InCentive Share will consist of an amount of Zimmer Common Stock and a portion of cash which will mirror what InCentive would have received if it had tendered its Centerpulse Holding in the Centerpulse Offer, plus or minus the cash attributable to the Adjusted NAV of InCentive excluding its Centerpulse Holding. As a result, the Zimmer Offers each provide for the same consideration for Centerpulse Shares.

1.1.2 Maximizing Shareholder Value

Zimmer believes that a combination of Zimmer and Centerpulse represents a compelling opportunity to maximize value for shareholders of both companies by combining Zimmer with a long-term strategic partner that will allow Zimmer to realize myriad strategic advantages resulting in growth opportunities within the medical devices industry. Zimmer believes that the combination will create a global leader in the design, development, manufacture and marketing of orthopaedic reconstructive implants, spine, trauma and dental products.

Zimmer believes that a combination of Zimmer and Centerpulse has significant beneficial long-term growth prospects, which will maximize shareholder value. During the period from July 25, 2001 (the day if and when issued trading of Zimmer Common Stock began) to June 16, 2003, the price of the Zimmer Common Stock has increased by 58.6%. During the same period, the S&P 500 has decreased by 15.1% (source: Bloomberg).

1.1.3 Complementary Businesses and Assets

Zimmer and Centerpulse have complementary businesses and assets. Consolidation of efforts in the spinal segment and Europe should allow Zimmer and Centerpulse to capitalize on high growth opportunities. Zimmer believes that the combination of the diverse technological resources of Zimmer and Centerpulse will advance Zimmer’s development of new materials, products and procedures through scale with increased functionality. The combination of Zimmer’s and Centerpulse’s research and development, sales/distribution, marketing and financial resources and compatible cultures is expected by Zimmer to create a business platform upon which new orthopaedic devices can be brought to the market on a more expedited basis and at lower cost. In addition, Zimmer believes that the business combination provides Zimmer with a unique opportunity to leverage Centerpulse’s product lines and diversify into spinal and dental products.

1.1.4 Global Scale and Increased Geographic Market of Zimmer’s Products

The combination of Zimmer and Centerpulse is also expected by Zimmer to significantly expand Zimmer’s global reach and enhance its market-leading position in reconstructive implants, spine, trauma and dental products. Zimmer believes that, to the extent the existing customer relationships of the two companies can be leveraged for the benefit of the combined company, the combination will create the opportunity for deeper market and customer penetration in Europe where Zimmer had less than 15% of 2002 sales. Zimmer believes that the companies have insignificant overlap in virtually all key geographic segments on a by-country basis and have corresponding strengths in each geographic segment.

1.2 The Zimmer Offers and the Offers of Smith & Nephew Group plc

Both Centerpulse and InCentive are currently the subject of competing offers from Smith & Nephew Group plc, London (“Smith & Nephew”).

On April 25, 2003, Smith & Nephew commenced its offer for Centerpulse Shares (the “Smith & Nephew Offer”) and currently offers 25.15 new ordinary shares of Smith & Nephew, nominal value GBP 0.125 per share, and CHF 73.42 in cash for each Centerpulse Share. Zimmer believes that its Centerpulse Offer is financially superior to the Smith & Nephew Offer:

Based on the closing prices for Zimmer Common Stock and ordinary shares of Smith & Nephew plc and the exchange rates of USD 1.00 = CHF 1.3009 and GBP 1.00 = CHF 2.1875 as of June 16, 2003 (the latest practicable date before the printing of the Centerpulse Offer prospectus), the Centerpulse Offer implies a per share value for Centerpulse Shares of CHF 345.91, which value represents a 23.6% premium over the per share value for Centerpulse Shares implied by the Smith & Nephew Offer on such date of CHF 279.86 (source: Bloomberg). The Centerpulse Offer has a 63.4% greater cash component than the Smith & Nephew Offer. The value and premium of the Centerpulse Offer are affected by changes in the prices of the Zimmer Common Stock and the ordinary shares of Smith & Nephew and the exchange rate for USD/CHF and GBP/CHF, and, thus, will vary until the settlement of the Centerpulse Offer.

1.3 Withdrawal from the Offer of Smith & Nephew for InCentive Shares

Holders of InCentive Shares are permitted to withdraw their InCentive Shares from the offer of Smith and Nephew for InCentive Shares and tender them into this Offer. Such withdrawal is permitted both by applicable Swiss law and the terms of the offer of Smith & Nephew for InCentive Shares. For information about the necessary steps to be taken in order to withdraw the InCentive Shares from the offer of Smith & Nephew, please contact your custodian bank.

2.     Zimmer’s Offer for InCentive Shares

2.1 Offer

This Offer extends to all of the currently outstanding InCentive Shares (other than the Treasury Shares) as well as to all of the InCentive Shares issued, if any, after the date of this offer prospectus and before the expiration of the Additional Acceptance Period (as described below in Section 2.8).

A pre-announcement of this Offer was published in the electronic media on May 20, 2003 and advertised in the print media on May 22, 2003 in accordance with Article 7 et seq of the Ordinance of the Takeover Board on Public Takeover Offers (“TOO”).

2.2 Offer Period

This Offer may be accepted from July 3, 2003 to August 25, 2003, 4 p.m. (Swiss time). This Offer may not be accepted during a period of ten Swiss trading days (cooling off period) starting on the day of the publication of this Offer, i.e. from June 19, 2003 to July 2, 2003.

Zimmer reserves the right to extend the Offer Period, from time to time, as approved by the Swiss Takeover Board.

2.3 Offer Consideration

2.3.1 InCentive Shares

One (1) InCentive Share will be exchanged for shares of Zimmer Common Stock plus cash, without interest, subject to the mix and match election (as described below in Section 2.4) equal to (A+B)/C where:

A = the total number of shares of Zimmer Common Stock and the amount of cash that would be payable under the Centerpulse Offer for all Centerpulse Shares held by InCentive;

B = the Adjusted NAV (positive or negative) of InCentive calculated as at the last day of the Offer Period but excluding the Centerpulse Holding and attributing no value to the Treasury Shares, as confirmed by an accounting firm of international repute to be appointed by Zimmer; and

C = the total number of InCentive Shares outstanding on the last day of the Offer Period less the number of Treasury Shares on that date.

The consideration for each InCentive Share will consist of an amount of Zimmer Common Stock and cash which will mirror what InCentive would have received if it had tendered the Centerpulse Holding in the Centerpulse Offer, plus or minus the cash attributable to the Adjusted NAV of InCentive excluding the Centerpulse Holding. If the Adjusted NAV is negative, then the cash element attributable to the Centerpulse Holding shall be reduced by a proportionate degree and, if after such reduction there is still a negative balance, the number of shares of Zimmer Common Stock to be exchanged shall be reduced by a corresponding amount, calculated by reference to the average closing price of Zimmer Common Stock from the fifth to third trading day prior to the Settlement Date (see Section 2.9).

2.3.2 Consideration of the Centerpulse Offer

Each outstanding Centerpulse Share will be exchanged for 3.68 shares of Zimmer Common Stock plus CHF 120.00 net in cash, without interest, subject to the mix and match election.

Each outstanding Centerpulse ADS will be exchanged for 0.368 of a share of Zimmer Common Stock, plus the USD equivalent of CHF 12.00 net in cash, without interest, subject to the mix and match election.

2.3.3 Fractional Shares and Adjustments

Fractional entitlements to shares of Zimmer Common Stock will not be delivered to holders of InCentive Shares tendered in this Offer. Instead, fractional entitlements to shares of Zimmer Common Stock will subsequently be combined and sold on the New York Stock Exchange (the “NYSE”) after the Additional Acceptance Period (as defined below) and the net proceeds of the sales will be distributed pro rata to the InCentive shareholders entitled to fractional entitlements. Such distribution is expected to take place at the latest on September 25, 2003 (the “Settlement Date”) (as described below in Section 2.9).

The consideration paid in this Offer will be adjusted for any dilutive effects in respect of the InCentive Shares (to the extent they have not been reflected in the Adjusted NAV) or Zimmer Common Stock (except for shares issued for management options issued under Zimmer’s benefit plans and disclosed in Zimmer’s financial statements for the fiscal year ended December 31, 2002), including dividend payments, capital increases below market value, or the issuance of options (except for management options issued under Zimmer’s benefit plans in the normal course consistent with past practice), warrants, convertible securities, and other rights of any kind to acquire InCentive Shares or shares of Zimmer Common Stock, as the case may be, or any other transaction having a dilutive effect on the value of this Offer. Except for the foregoing, as of June 16, 2003, Zimmer is not aware of any transaction having a dilutive effect on the value of the Zimmer Common Stock.

2.4 Mix and Match Election

This Offer contains a mix and match election feature, whereby holders of InCentive Shares may elect to receive either more shares of Zimmer Common Stock or more cash than the standard entitlement, as described below.

However, this mix and match election will be available to InCentive shareholders only to the extent that off-setting elections have been made by other tendering securityholders in the Zimmer Offers. Elections made in this Offer will be taken together with elections made under a similar mix and match election feature included in the Centerpulse Offer in determining whether mix and match elections under this Offer will be fulfilled. In other words, in order for InCentive shareholders to receive a higher proportion of cash, other securityholders will have to elect to receive a higher proportion of shares of Zimmer Common Stock, and vice versa.

To the extent that elections cannot be satisfied as a result of the lack of such off-setting elections, entitlements to shares of Zimmer Common Stock and cash in excess of the standard entitlement will be reduced on a pro rata basis. Once the share allocations have been determined, the cash element of the consideration will be reduced or increased (as the case may be) for each holder of InCentive Shares who has been allocated an increased or reduced number of shares of Zimmer Common Stock.

All calculations will be made by reference to the number of acceptances and elections as of the last day of the Additional Acceptance Period and, for the purposes of these calculations, the assumed value of Zimmer Common Stock shall be USD 48.28 per share, the per share closing price of Zimmer Common Stock on May 19, 2003, the last trading day prior to the pre-announcement of the Zimmer Offers.

Shareholders who validly tender their InCentive Shares in this Offer may elect to receive for each InCentive Share:

•	the standard entitlement, which shall be the amount of shares of Zimmer Common Stock and cash payable with respect to each InCentive Share without giving effect to any mix and match election;

•	as many shares of Zimmer Common Stock as possible; or

•	as much cash as possible.

Tendering holders of InCentive Shares may submit their mix and match election to their custodian bank until the end of the Additional Acceptance Period. Tendering holders of InCentive Shares who have not submitted a mix and match election prior to that time will be deemed to have elected the standard entitlement. Holders of InCentive Shares who make mix and match elections will not know the exact number of shares of Zimmer Common Stock or the amount of cash they will receive until the Settlement Date.

2.5 Conditions

This Offer is subject to the fulfilment of the following conditions (the “Conditions”):

(a)	All conditions of the Centerpulse Offer having been satisfied or waived by Zimmer.

(b)	Each person who is a member of the board of directors of InCentive having delivered at or prior to the expiration of the Offer Period a validly executed undertaking to Zimmer

(A)	agreeing, contingent upon Zimmer having received valid acceptances for at least 80% of the total number of the InCentive Shares outstanding on a fully diluted basis at the expiry of the Offer Period, to take, or cause to be taken, as soon as possible after this Offer has been declared unconditional, all actions necessary to convene a shareholders meeting of InCentive (the “Shareholders Meeting”) to be held as soon as possible following the consummation of this Offer with the sole agenda item being “removal of existing board members and election of new board members” and to propose that all of the persons who are members of the board of directors of InCentive on the date of the Shareholders Meeting be removed and immediately replaced by the individuals designated by Zimmer, and

(B)	agreeing, contingent upon Zimmer having received valid acceptances for at least 80% of the total number of the InCentive Shares outstanding on a fully diluted basis at the expiry of the Offer Period, to take, or cause to be taken, all actions necessary to ensure, for the period from the time this Offer has been declared unconditional until such time as all of the Zimmer designees to the board of directors of InCentive take office, that neither InCentive nor any of its directors, officers or employees take any action (except (x) with the prior written consent of Zimmer, which consent shall not be unreasonably withheld, or (y) if required by applicable law) that would result in any variance in the assets or liabilities of InCentive from those in existence on the date this Offer is declared unconditional, other than nominal and reasonable cash payments and the incurrence of nominal and reasonable liabilities required to maintain the corporate and administrative functioning of InCentive in the normal course, taking into account the reduced business activities of InCentive, but not to exceed CHF 50,000 in the aggregate.

This condition (b) will be deemed to have been satisfied, if all members of the board of directors of InCentive have delivered the undertakings described above other than those directors who have not received a confirmation of Zimmer that it will hold harmless such directors in respect of any liability incurred as a consequence of complying with the above described undertaking.

(c)	At the expiration of the Offer Period, InCentive (i) shall only have assets consisting solely of 2,237,577 Centerpulse Shares and cash and (ii) shall have no material liabilities (contingent or otherwise), as determined in the opinion of the review body PricewaterhouseCoopers Ltd, other than liabilities the amount of which, as determined in the opinion of the Review Body, are taken into account in the calculation of Adjusted NAV.

(d)	The Registration Statement filed by Zimmer with the SEC in connection with this Offer having become effective in accordance with the provisions of the Securities Act; no stop order suspending the effectiveness of the Registration Statement having been issued by the SEC and no proceedings for that purpose having been initiated by the SEC and not concluded or withdrawn.

(e)	Zimmer having received valid acceptances for at least 80% of the total number of the InCentive Shares outstanding on a fully diluted basis at the expiry of the Offer Period. If at or prior to the expiration of the Offer Period Zimmer shall have waived this condition (e), Zimmer shall also waive condition (b) of this Offer.

(f)	No court or regulatory authority having issued a decision or an order which prohibits this Offer or its consummation or renders this Offer or its consummation unlawful.

(g)	InCentive or any of its subsidiaries not having disposed, or agreed to dispose (including acceptance of any offer), of any Centerpulse Shares held by it or its subsidiaries and not having become obliged to do so, except for any such transfer within the InCentive group.

(h)	Until the end of the Offer Period, no litigation proceedings having been initiated against InCentive and its subsidiaries which have not been made public prior to May 20, 2003 and which are neither insured nor provisioned for in the consolidated balance sheet of InCentive for the fiscal year ended December 31, 2002 and whose amount in dispute is in excess of CHF 35 million in the aggregate.

All conditions set forth above constitute conditions precedent in accordance with Article 13 paragraph 1 of the TOO. Zimmer reserves the right to waive one or more of the conditions set forth above, either in whole or in part, and to withdraw this Offer if one or more of the above conditions is not met.

2.6 Listing; Registration

The shares of Zimmer Common Stock are listed on the NYSE. Shares of Zimmer Common Stock to be issued pursuant to this Offer will be registered under the Securities Act. Application for additional listing will be made to the NYSE. Furthermore, Zimmer intends to make application for admission of a secondary listing to the SWX Swiss Exchange, as from the Settlement Date. In such case, all shares of Zimmer Common Stock, when issued pursuant to this Offer, would be listed for trading on both stock exchanges.

2.7 Share Prices

2.7.1 Historical Price Trend of InCentive Shares

The price trend of InCentive Shares on the SWX Swiss Exchange is as follows (closing prices in CHF, adjusted in line with capital increases):

InCentive Shares	2000(1)	2001	2002	2003(2)

High	490	489	340	385
Low	460	232	260	300

(1)	Based on the period from November 1 (first trading day of InCentive) to December 31, 2000.

(2)	Based on the period from January 1 to June 16, 2003.

Closing price prior to the pre-announcement of the Zimmer Offers (May 19, 2003): CHF 330.

Closing price on June 16, 2003, the latest practicable date before the printing of this offer prospectus: CHF 385.

Source: Bloomberg

2.7.2 Historical Price Trend of Shares of Zimmer Common Stock

The price trend of shares of Zimmer Common Stock on the NYSE is as follows (closing prices in USD, adjusted in line with capital increases):

Zimmer Common Stock	2001(1)	2002	2003(2)

High	33	43	50
Low	25	29	38

(1)	Based on the period from August 6, 2001 (the day all shares of Zimmer Common Stock were distributed as dividend in kind to the stockholders of Zimmer’s former parent) to December 31, 2001.

(2)	Based on the period from January 1 to June 16, 2003.

Closing price prior to the pre-announcement of the Zimmer Offers (May 19, 2003): USD 48.28.

Closing price on June 16, 2003, the latest practicable date before the printing of this offer prospectus: USD 47.19.

Source: Bloomberg

2.8 Additional Acceptance Period

If each of the conditions set forth in Section 2.5 is satisfied or waived by Zimmer and this Offer is therefore successful, the period to accept this Offer will be extended by ten Swiss trading days, in order for holders of InCentive Shares who have not yet tendered their InCentive Shares to be able to tender their InCentive Shares to this Offer during any of these additional ten Swiss trading days. The Additional Acceptance Period is expected to be from August 29, 2003 to September 11, 2003.

2.9 Settlement Date

If each of the conditions set forth in Section 2.5 is satisfied or waived by Zimmer and this Offer is therefore successful, the exchange of InCentive Shares for shares of Zimmer Common Stock will be completed no later than ten Swiss trading days after the end of the Additional Acceptance Period and is expected to be on September 25, 2003 at the latest. The offered cash (including any cash to be paid instead of issuing fractional shares of Zimmer Common Stock) will be paid simultaneously.

3.     Information on the Offeror

3.1 Name, Registered Office, and Business Activities

Zimmer, a corporation organized under the Delaware General Corporation Law (“DGCL”), having its registered office in Wilmington, Delaware, U.S.A., and its headquarters in Warsaw, Indiana, U.S.A., is one of the global leaders in the design, development, manufacture and marketing of reconstructive orthopaedic implants and trauma products. Orthopaedic reconstruction implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Trauma products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body’s natural healing process. Zimmer also manufactures and markets other products related to orthopaedic surgery.

Zimmer, Inc., Zimmer’s predecessor founded in 1927, was acquired by Zimmer’s former parent in 1972. Zimmer’s former parent incorporated Zimmer on January 12, 2001 as a wholly owned subsidiary as part of a previously announced plan by Zimmer’s former parent to create a separate company relating to the design, development, manufacture and marketing of orthopaedic reconstructive implants, trauma products and other products used for orthopaedic surgery. On August 6, 2001, Zimmer’s former parent distributed as dividend in kind all shares of Zimmer Common Stock to its stockholders in proportion to their respective holdings in Zimmer’s former parent.

Zimmer has more than 3,600 employees in manufacturing, distribution and warehousing and/or office facilities in more than 50 locations worldwide. Zimmer has operations in 20 countries and markets its products in more than 70 countries.

Zimmer’s operations are divided into three major geographic areas — the Americas, which is comprised principally of the United States and includes other North, Central and South American markets; Asia-Pacific, which is comprised primarily of Japan and includes other Asian and Pacific markets; and Europe, which is comprised principally of Europe and includes the Middle East and Africa. The Americas is the largest region, accounting for approximately 68% of 2002 sales, with the United States accounting for the vast majority of sales in this region. The Asia-Pacific region accounted for approximately 20% of 2002 sales, with Japan being the largest foreign market and accounting for the majority of sales in that region. The European region accounted for approximately 12% of 2002 sales, with France, Germany, Italy, Spain and the United Kingdom accounting for approximately 75% of sales in that region. In addition, Zimmer also operates in other key markets such as the Benelux, Nordic, Switzerland and emerging regions such as Russia, Central Europe, and the Mediterranean.

The primary customers of Zimmer include orthopaedic surgeons, hospitals and healthcare purchasing organizations or buying groups. These customers range from large multinational enterprises to independent surgeons. No individual end user accounted for more than 1.0% of net sales.

For the year 2002, Zimmer recorded worldwide revenues of approximately USD 1.4 billion (2001: USD 1.2 billion; 2000: USD 1.0 billion).

3.2 Capital Structure

Zimmer’s restated certificate of incorporation authorizes the issuance of up to 1 billion shares of Zimmer Common Stock and of up to 250 million shares of Zimmer preferred stock.

3.2.1 Common Stock

As of June 16, 2003, there were 196,716,694 shares of Zimmer Common Stock outstanding. All outstanding shares of Zimmer Common Stock are fully paid and non-assessable.

The holders of Zimmer Common Stock possess all voting power afforded to holders of common stock pursuant to the DGCL. The holders of Zimmer Common Stock are entitled to one vote per share on all matters presented to the stockholders, including elections of directors.

Subject to any preferential rights of any outstanding series of Zimmer preferred stock created by the Zimmer board of directors from time to time, each share of Zimmer Common Stock received in this Offer will be entitled to equal treatment to the existing shares of Zimmer Common Stock and to receive ratably dividends, if any, declared by the Zimmer board of directors from funds legally available therefor. Zimmer has not declared or paid dividends on shares of Zimmer Common Stock since becoming a public company on August 6, 2001. Zimmer currently does not anticipate paying any cash dividends on shares of Zimmer Common Stock in the foreseeable future. Zimmer’s new credit facility entered into in connection with the Zimmer Offers contains certain restrictions on Zimmer’s ability to make dividend payments under certain circumstances.

If Zimmer liquidates its business, holders of Zimmer Common Stock are entitled to share ratably in all assets available for distribution to such holders after Zimmer pays its liabilities and the liquidation preference of any outstanding preferred stock. The Zimmer Common Stock has no pre-emptive or conversion rights or other subscription rights. The rights, preferences and privileges of holders of Zimmer Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Zimmer may designate and issue in the future.

The authorized shares of Zimmer Common Stock, as well as shares of Zimmer preferred stock, will be available for issuance without further action by Zimmer’s stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Zimmer securities may be listed or traded. The NYSE currently requires stockholder approval as a prerequisite to listing shares in several instances, including the issuance of common stock or securities convertible into or exercisable for common stock if the common stock has or will have voting power equal to, or the number of shares to be issued is or will be, at least 20% of the voting power or number of shares of common stock outstanding prior to issuance. If the approval of Zimmer’s stockholders is not required for the issuance of shares of Zimmer preferred stock or Zimmer Common Stock, the Zimmer board of directors may determine not to seek stockholder approval.

The shares of Zimmer Common Stock issued pursuant to this Offer will be freely transferable, except that shares received by holders who may have, or may be deemed to have, a special relationship or affiliation with Zimmer or, under certain circumstances, with InCentive may be subject to sales restrictions under the Securities Act and may only be sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. You should consult your counsel regarding the sales restrictions, if any, that may apply to the shares of Zimmer Common Stock you receive in this Offer.

3.2.2 Preferred Stock

Zimmer’s restated certificate of incorporation authorizes the board of directors to establish one or more series of preferred stock and to determine, with respect to any series of Zimmer preferred stock, the terms and rights of such series, including, among other things, (i) the designation of the series, (ii) dividend rights, (iii) redemption rights, (iv) amounts payable with respect to the series upon liquidation, dissolution or winding up of corporate affairs, (v) conversion rights, (vi) limitations on issuance of shares of the series and (vii) voting rights.

Zimmer believes that the ability of its board of directors to issue one or more series of preferred stock will provide Zimmer with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. As of June 16,

2003, there were no shares of Zimmer preferred stock outstanding.

3.2.3 Series A Participating Cumulative Preferred Stock

As of June 16, 2003, 2,000,000 shares of Zimmer’s Series A Participating Cumulative Preferred Stock have been reserved for issuance upon exercise of rights (the “Rights”) under Zimmer’s Rights Agreement entered into with Mellon Investor Services LLC on July 30, 2001 and subsequently amended on June 15, 2002.

The Rights are intended to have anti-takeover effects. If the Rights become exercisable, the Rights will cause substantial dilution to a person or group that attempts to acquire or merge with Zimmer in most cases. Accordingly, the existence of the Rights may deter a potential acquiror from making a takeover proposal or tender offer. The Rights should not interfere with any merger or other business combination approved by the Zimmer board of directors because Zimmer may redeem the Rights and because the Zimmer board of directors can amend the Rights Agreement to exempt a transaction approved by the Zimmer board of directors so as to cause the Rights to not become exercisable.

3.3 Significant Stockholders

Based on beneficial ownership reports on Schedule 13G filed with the SEC by FMR Corp. and Putnam, LLC, in each case, on February 14, 2003, (i) FMR Corp., together with its affiliates, beneficially owns 20,835,647 shares of Zimmer Common Stock, representing approximately 11% of the outstanding shares of Zimmer Common Stock and (ii) Putnam, LLC, together with its affiliates, beneficially owns 6,968,130 shares of Zimmer Common Stock, representing approximately 3.5% of the outstanding shares of Zimmer Common Stock. As of June 16, 2003, Zimmer is neither aware that FMR Corp., Putnam, LLC, or any of their respective affiliates have increased or decreased their holdings in Zimmer Common Stock since the date of their respective reports, nor that any other shareholder is representing more than 5% of Zimmer’s outstanding share capital.

3.4 Persons Acting in Concert

As of June 16, 2003, Zimmer and its affiliates are acting in concert for the purpose of this Offer.

3.5 Participations of Zimmer in InCentive

As of June 16, 2003, Zimmer and the persons acting in concert with Zimmer do not, directly or indirectly, own any InCentive Shares or any option or conversion rights in InCentive Shares and have not made any transactions with InCentive Shares or any option or conversion rights in InCentive Shares in the twelve months before the pre-announcement of this Offer (i.e. from May 20, 2002 to May 19, 2003), and until June 16, 2003.

3.6 Financials and Other Information

The annual reports and financial statements of Zimmer for the year 2001 and 2002, and the latest interim financials as of March 31, 2003, may be obtained free of charge at Credit Suisse First Boston, Department FBSC, P.O. Box 900, CH-8070 Zurich, Switzerland (telephone: +41 1 333 43 85, fax: +41 1 333 23 88, e-mail: equity.prospectus@csfb.com).

Further information concerning Zimmer and its directors and executive officers, including

Zimmer’s activities, historical information, corporate structure and governance matters for the fiscal years 2001 and 2002 are included in Zimmer’s annual reports and other periodic reports and proxy statement filed with the SEC. These reports and statements can also be obtained free of charge at the Internet websites maintained by the SEC at http://www.sec.gov or at Zimmer’s website at http://www.zimmer.com.

3.7 Material Changes

No material changes in Zimmer’s assets and liabilities, financial position, earnings and prospects taken as a whole have taken place since March 31, 2003 and up to June 16, 2003.

4.     Financing

The shares of Zimmer Common Stock offered in the Zimmer Offers will be issued from the authorized share capital of Zimmer, the consideration for which will be satisfied by contribution in kind of the InCentive Shares, the Centerpulse Shares, and the Centerpulse ADSs tendered into the Zimmer Offers. Zimmer has taken all necessary steps to have this issuance put to a vote of its stockholders at a special meeting of stockholders scheduled to take place prior to the expiration of the Offer Period, and to have the newly issued shares at disposition on the Settlement Date.

The funds necessary for the cash consideration offered for each tendered InCentive Share pursuant to this Offer, as well as for the CHF 120.00 net cash for each tendered Centerpulse Share, and the USD equivalent of CHF 12.00 net cash for each tendered Centerpulse ADS, respectively, offered pursuant to the Centerpulse Offer, is secured through a financing provided by financial institutions. The amount of funds necessary for such cash payments is estimated to be approximately CHF 1.6 billion (calculated as of June 16, 2003).

5.     Information on the Target Company

5.1 Name, Registered Office

InCentive is a Swiss stock company with registered office at Zug, Baarerstrasse 8, 6301 Zug, Switzerland. Its predecessor corporation was InCentive Investment AG, which was incorporated in 1985. InCentive Investment AG was merged into India Investment AG at the end of October 2000, and was renamed InCentive Capital AG. It is listed on the investment companies segment of the SWX Swiss Exchange.

According to publicly available information, InCentive’s principal activities consist in the direct or indirect acquisition, management and disposal of all forms of participations in quoted and unquoted domestic and foreign companies, with no regard to risk diversification. InCentive may actively influence the management of companies in which it is invested. InCentive may enter into all forms of financial transactions, including, but not limited to, the use of derivative instruments, the borrowing of external capital and the extension of financing to other companies.

According to publicly available information as of June 16, 2003, InCentive beneficially owns approximately 18.9% of the Centerpulse Shares.

5.2 Capital Structure

As of June 2, 2003, InCentive’s nominal share capital amounted to CHF 42,944,040.00 divided into 2,147,202 bearer shares with a nominal value of CHF 20.00 each. In addition, pursuant to article 4a of the articles of association of InCentive and until May 15, 2004, the board of directors has the authority to increase the share capital by a maximal nominal amount of CHF 21,472,020.00 by issuing 1,073,601 additional bearer shares with a nominal value of CHF 20.00 each;

According to publicly available information, no InCentive Shares were issued under the authorized capital as of April 16, 2003. Furthermore InCentive undertook in the Transaction Agreement entered into with Smith & Nephew plc. and Smith & Nephew Group plc. on March 20, 2003, not to issue any new shares subsequent to the pre-announcement of the Smith & Nephew Offer for InCentive. InCentive has no options outstanding on InCentive Shares.

Pursuant to article 4b of the articles of association of InCentive, the share capital can be increased by an maximum nominal amount of CHF 21,472,020 by issuing 1,073,601 additional bearer shares with a nominal value of CHF 20.00 each in connection with the exercise of options or conversion rights which are issued on a stand-alone basis or in connection with bonds issues or other debt financing instruments of InCentive or any of its subsidiaries.

According to publicly available information, as of April 16, 2003, no such options or conversion rights have been issued or are contemplated to be issued.

5.3 General Intentions of Zimmer concerning InCentive

Zimmer is making this Offer in order to acquire control of, and ultimately the entire common equity interest in, InCentive and, indirectly, Centerpulse. It is Zimmer’s current intent that, following this Offer, the InCentive Shares and/or the assets of InCentive will continue to be held by Zimmer and its affiliates.

Promptly following this Offer, if Zimmer acquires a number of InCentive Shares representing more than 98% of the voting power of InCentive, Zimmer intends to request the cancellation of the remaining InCentive Shares in accordance with Article 33 SESTA.

If Zimmer gains control of InCentive but is not entitled to acquire compulsorily all of the outstanding InCentive Shares, then Zimmer currently intends to, subject to applicable Swiss law and the articles of association of InCentive, reconstitute the board of directors of InCentive and replace the current board members with Zimmer designees. Replacement board members have not yet been identified and their number and identity will depend on the circumstances at the relevant time. Zimmer also currently intends, subject to the SWX Swiss Exchange listing rules, to request that the board of directors of InCentive review whether the InCentive Shares should continue to be listed on the SWX Swiss Exchange.

Zimmer would only make decisions on these courses of action following receipt of legal, taxation and financial advice, and Zimmer’s intention must be read as subject to the legal obligation of the InCentive board of directors to comply with all legal and regulatory requirements and their fiduciary and statutory duties.

5.4 Agreements between Zimmer and InCentive

On June 11, 2003, Zimmer and InCentive executed confidentiality agreements relating to information to be provided to each party and its representatives in connection with each party’s due diligence review of the other party. There are no other agreements between Zimmer and/or parties acting in concert with it and InCentive, its governing bodies and/or its stockholders.

5.5 Confidential Information Received by Zimmer in Respect of InCentive

Zimmer confirms that neither it nor any person acting in concert with it have directly or indirectly received information on InCentive from InCentive itself or from the companies under the control of InCentive, which has not been made available to the public and which could have a decisive influence on the decision of the recipients of this Offer.

6.     Publication

A summary of this offer prospectus and all other publications as required by the TOO will be published in German in the Neue Zürcher Zeitung and Finanz und Wirtschaft and in French in Le Temps. The summary of this offer prospectus will also be supplied to Telekurs/AWP News, Bloomberg, Dow Jones News Service, and Reuters.

7.     Report of the Review Body Pursuant to Article 25 SESTA

As auditors recognised by the supervisory authority to review public takeover offers in accordance with the SESTA, we have reviewed the Swiss offer prospectus and its summary. The Registration Statement on Form S-4 (which includes the U.S. prospectus) filed by Zimmer with the SEC in connection with this Offer did not form part of our review.

The offer prospectus and its summary are the responsibility of Zimmer. Our responsibility is to express an opinion on these two documents based on our review.

Our review was conducted in accordance with the standards promulgated by the profession in Switzerland, which require that a review be planned and performed to verify the formal completeness in conformity with the SESTA and its ordinances and to obtain reasonable assurance about whether the offer prospectus and its summary are free from material misstatement. We have examined, on a test basis, evidence supporting the information in the offer prospectus and its summary. Furthermore, we have verified the offer prospectus and its summary for compliance with the SESTA and its implementing ordinances. We believe that our review provides a reasonable basis for our opinion.

In our opinion:

•	the offer prospectus and its summary comply with the SESTA and its ordinances;

•	the offer prospectus and its summary are complete and accurate;

•	the requirement for equal treatment of the offer recipients has been complied with;

•	the financing of the cash portion of this Offer is secured and the necessary funds will be available on the Settlement Date, and Zimmer has taken all necessary steps to have the shares of the Zimmer Common Stock offered for exchange available on the Settlement Date.

Zurich, June 17, 2003	PricewaterhouseCoopers Ltd

	A. Forrest	Ph. Amrein

8.     Execution of this Offer

8.1 Information, Submission of Applications

Holders of InCentive Shares will be informed of this Offer by their custodian bank and are asked to proceed according to the bank’s instructions.

8.2 Offer Manager

Zimmer has commissioned Credit Suisse First Boston, Zurich, to handle the execution of this Offer.

8.3 Acceptance, Exchange and Paying Agents

Credit Suisse First Boston, Zurich. All Swiss Branches of Credit Suisse.

8.4 InCentive Shares Tendered in this Offer

InCentive Shares which have been tendered for exchange to Zimmer will be assigned the following Swiss security number by the custodian banks:

InCentive Shares tendered for exchange to Zimmer Swiss security number: 1 622 169

This security only exists in book-entry form; a physical delivery is not possible.

8.5 Trading of InCentive Shares

Trading in InCentive Shares on the SWX Swiss Exchange with respect to this Offer will be organised from July 3, 2003 until the last trading day prior to the start of the Additional Acceptance Period as follows:

First line	InCentive Shares not tendered for exchange to Zimmer (Swiss security number: 286 089)

Second line	InCentive Shares tendered for exchange to Zimmer (Swiss security number: 1 622 169)

With the start of the Additional Acceptance Period, the InCentive Shares on the second line cannot be traded anymore and will be blocked by the custodian banks.

8.6 Withdrawal Rights

InCentive Shares tendered for exchange may be withdrawn at any time prior to the expiration of the Offer Period.

InCentive shareholders selling tendered InCentive Shares on the second trading line (Swiss security number 1 622 169) shall be deemed to have withdrawn such shares prior to such sale and the acquiror shall be deemed to have tendered such shares upon such purchase. Alternatively, InCentive shareholders may also withdraw previously tendered InCentive Shares from the second trading line and sell such shares on the principal trading line (Swiss security number 286 089).

After the expiration of the Offer Period, holders who tendered their InCentive Shares will have no withdrawal rights. There will be no withdrawal rights during the Additional Acceptance Period and until the Settlement Date.

8.7 Exchange for Shares of Zimmer Common Stock and Payment of Offered Cash

Provided that the issuance of shares of Zimmer Common Stock pursuant to the Zimmer Offers is authorized by Zimmer stockholders at a special meeting of Zimmer stockholders to take place prior to the expiration of the Offer Period, Zimmer will have new shares available for issuance on or prior to the Settlement Date (see Section 0 above).

At its meeting on May 19, 2003, the Zimmer board of directors authorized, subject to the approval of Zimmer stockholders, the issuance of such number of shares of Zimmer Common Stock that are required to consummate the Zimmer Offers in accordance with the terms and conditions thereof. It is currently estimated that Zimmer could issue up to 45.4 million new shares of Zimmer Common Stock with a par value of USD 0.01 per share in connection with the Zimmer Offers. The newly issued Zimmer Common Stock in connection with this Offer will be fully paid-up by a contribution in kind of InCentive Shares notified as having been tendered to this Offer and the newly issued Zimmer Common Stock will be delivered by Credit Suisse First Boston, Zurich, acting as Zimmer’s fiduciary.

Subject to the conditions set forth in Section 0 of this offer prospectus and provided that the Offer Period will not be extended pursuant to the provisions of the SESTA and its implementing ordinances, the exchange will take place on the Settlement Date. At that time, InCentive Shares tendered for exchange to Zimmer will be exchanged for Zimmer Common Stock. At the same date, the payment of the offered cash amount per tendered InCentive Share (including any cash to be paid instead of issuing fractional shares of Zimmer Common Stock) will be paid.

8.8 Charges and Taxes

During the Offer Period and Additional Acceptance Period, no bank commissions will be charged on the sale under this Offer of InCentive Shares held in book-keeping accounts at banks in Switzerland.

Taxation on the exchange of InCentive Shares pursuant to this Offer generally will be governed by the following principles:

(a)	the exchange of InCentive Shares pursuant to this Offer generally will not be subject to Swiss income tax for individual shareholders domiciled in Switzerland holding their shares as part of their private property;

(b)	in the case of InCentive Shares held as business assets by individual or corporate shareholders domiciled in Switzerland, the practice adopted by the Swiss Federal Tax Administration indicates that completion of this cross-border Offer will trigger full realisation of hidden reserves, if any, built-up on InCentive Shares tendered. Such hidden reserves will be subject to Swiss federal income tax. There exists a possibility that the Swiss Federal Tax Administration in anticipation of the new Swiss merger law might accept a deferral of the Swiss federal income tax. The cantons may take a similar position with respect to cantonal income taxes;

(c)	Zimmer will pay any Swiss federal securities transfer tax due on the exchange of InCentive Shares for Zimmer Common Stock and offered cash amount (including any cash to be paid instead of issuing fractional shares of Zimmer Common Stock). Subsequent sales of Zimmer Common Stock may be subject to the 0.3 percent Swiss federal securities transfer tax if they occur by, through or with a Swiss bank or other Swiss securities dealer, as defined under the Swiss stamp tax act; and

(d)	the taxation of shareholders domiciled or otherwise subject to tax in jurisdictions other than Switzerland will be subject to the relevant foreign tax legislation.

All beneficial owners of InCentive Shares are urged to consult their own tax advisors regarding the specific Swiss and non-Swiss tax consequences to them of this Offer.

9.     Delisting and Cancellation of InCentive Shares

Subject to the SWX Swiss Exchange listing rules, Zimmer reserves the right to take any actions that would immediately or ultimately result in the delisting of the InCentive Shares once this Offer has been consummated.

If Zimmer acquires, directly or indirectly, that number of InCentive Shares representing more than 98% of the voting power of InCentive, Zimmer intends to request the cancellation of the remaining InCentive Shares in accordance with Article 33 SESTA.

10.     Applicable Law and Place of Jurisdiction

This Offer and all reciprocal rights and obligations resulting therefrom shall be subject to applicable Swiss law. The exclusive place of jurisdiction shall be the Commercial Court (Handelsgericht) of the Canton of Zurich with the right of appeal.

11.     Expected Timetable

United States of America

This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the exchange offer for shares of Centerpulse AG. In connection with the exchange offer, Zimmer has filed a registration statement on Form S-4 (containing a preliminary prospectus/offer to purchase) and a preliminary proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission. Investors and security holders of Centerpulse and Zimmer are advised to read these disclosure materials (including other disclosure materials when they become available), because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov.

United Kingdom Restriction on Distribution of this Document

The shares of Zimmer Common Stock described herein may not be offered or sold in the United Kingdom, by means of this offer prospectus or any other document, other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995.

This document is important and requires your immediate attention. If you are in any doubt about the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorized under the Financial Services & Markets Act 2000 if you are resident in the United Kingdom or, if not, another appropriately authorized independent financial adviser.

Sales Restrictions in Certain Countries and Jurisdictions

The distribution of this offer prospectus and the making of this Offer may, in certain jurisdictions, be restricted by law. This Offer is not being made, directly or indirectly, in or into, and will not be capable of acceptance from or within, any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this offer prospectus should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any of these jurisdictions. Zimmer does not assume any responsibility for any violation by any person of any of these restrictions. Zimmer is not making this Offer in or into — and this Offer may not be accepted in or from — Australia, Canada or Japan.

This publication is a slightly shortened version of the Swiss offer prospectus. The Swiss offer prospectus in German, French or English which includes as an exhibit the US offer prospectus can be ordered free of charge from Credit Suisse First Boston, Zurich (phone: +41 1 333 43 85, fax: +41 1 333 23 88, e-mail: equity.prospectus@csfb.com).

Zurich, June 19, 2003

Credit Suisse First Boston

	Swiss Security	ISIN	Bloomberg	Telekurs Ticker
	Number			Symbol
InCentive Share
not tendered for exchange	286 089	CH 000 286089 5	INC SW	INC
(1st line)
tendered for exchange to	1 622 169	CH 001 622169	INCE	INCE
Zimmer (2nd line)
Zimmer Common Stock	1 262 932	US 989 56P102 1	ZMH US	ZMH

Safe Harbor Statement

This press release contains forward-looking statements based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management’s beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. In particular, forward-looking statements as to Zimmer’s financial and business performance following the proposed acquisitions should be qualified by the absence of the opportunity for Zimmer to perform comprehensive due diligence on Centerpulse or InCentive Capital, a significant shareholder of Centerpulse. These forward looking statements might have been significantly different had such due diligence review been undertaken. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the proposed exchange offers for shares of Centerpulse AG and InCentive Capital AG. Investors and security holders should note that the proposed exchange offers described in this press release have not been agreed to by Centerpulse or InCentive Capital and are subject to certain conditions. In connection with the proposed exchange offers, Zimmer has filed registration statements on Form S-4 (each containing a preliminary prospectus/offer to purchase) and a preliminary proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission and will submit Swiss offer prospectuses to the Swiss Takeover Board. Investors and security holders of Centerpulse, InCentive Capital and Zimmer are advised to read these disclosure materials (including other disclosure materials when they become available), because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno, Senior Vice President and CFO, 574-372-4790.

About Zimmer Holdings, Inc.
 Zimmer, based in Warsaw, Indiana, is a worldwide leader in the design, development, manufacture and marketing of reconstructive orthopaedic implants and trauma products. Orthopaedic reconstruction implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Trauma products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body’s natural healing process. Zimmer manufactures and markets other products related to orthopaedic and general surgery. For the year 2002, the Company recorded worldwide revenues of $1.37 billion. Zimmer was founded in 1927 and has more than 3,600 employees worldwide.

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Contacts:

U.S.:	Kekst and Company
Ruth Pachman/212-521-4891/ruth-pachman@kekst.com
Mark Semer/212-521-4802/mark-semer@kekst.com
Victoria Weld/212-521-4849/victoria-weld@kekst.com

Switzerland:	Hirzel. Neef. Schmid. Konsulenten
Aloys Hirzel/+41 43 344 42 49/a-hirzel@konsulenten.ch
Andreas Thommen/+41 43 344 42 49/a-thommen@konsulenten.ch

U.K.:	M Communications
Hugh Morrison/+44 207 153 1534/morrison@mcomgroup.com
Nick Miles/ 44 207 153 1535/miles@mcomgroup.com